NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 15, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 1, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Corporate Units were initially comprised of three (3) purchase contracts obligating the holder to purchase shares of American International Group, Inc. Common Stock on February 15, 2011, May 1, 2011, and on August 1, 2011 for $25.00 in cash. Holders of American International Group, Inc. Corporate Units were obligated under the related purchase contract to purchase, for $25.00 in cash, shares of American International Group, Inc. Common Stock. The purchase contracts were settled on August 1, 2011 without any affirmative steps being taken by the holders of the Corporate Units. The settlement rate was 0.04156 of a share of common stock for each Corporate Unit held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 1, 2011.